N E W S R E L E A S E

March 25, 2014

Nevsun Announces Filing of NI 43-101 Technical Report

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to advise that the Bisha Mine NI43-101 Technical Report is available for review on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). The Company has also filed on SEDAR its Annual Information Form and filed on EDGAR its annual form 40-F.

The above documents are also available to be viewed on Nevsun’s website at www.nevsun.com.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea. Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com